Exhibit 99.14

Ethics and U CODE OF CONDUCT AND ETHICS Safety and Environment | People | Integrity | Excellence

Dear Employees, At Cameco, we have built a strong reputation for maintaining the highest standards of ethical behaviour. This is what has helped the company grow into the global business it is today, and is essential as we carry out our vision of Energizing a Clean-Air World. As we continue to grow our business, we will face ethical choices. Cameco’s Code of Conduct and Ethics (the Code) is your guide on how we uphold our value of integrity. Integrity is hard earned and easily lost, and it’s something we all have to work hard to protect.    “Our dedication to integrity allows us to take pride in our work and in our reputation as a good corporate citizen.”    The Code applies to all employees, officers and board directors of Cameco and its subsidiaries, setting a clear standard of what we expect you to follow in all of your work-related activities at our offices, on sites, when you are working remotely, at Cameco functions, during work-related travel or when you are representing Cameco. Because not every situation is covered in the Code, it is important that we follow the spirit of the document, not just the words. When in doubt, ask your manager or the contacts listed on the back page for guidance. If you know of, or suspect, any violations of this Code, I expect you to bring your concerns to your supervisor or local HR representative. If you prefer, you can report concerns anonymously through the Ethics Hotline, either online or at the toll-free numbers listed in the Code. You can expect the company to investigate the matter and protect you from any form of retaliation when you report a concern in good faith. Thank you for your continued dedication to Cameco and your commitment to making a difference by upholding the standards set forth in our Code. Our dedication to integrity allows us to take pride in our work and in our reputation as a good corporate citizen. TIM GITZEL PRESIDENT AND CHIEF EXECUTIVE OFFICER CAMECO CORPORATION

1 TABLE O F C O N T E N T S OUR RESPONSIBILITIES    2 • We use this Code to guide us in how to properly    conduct ourselves and act ethically in connection with our work at Cameco 2 • Our chief corporate officer and our corporate    secretary maintain this Code 2 OUR CONDUCT UNDER THE LAW 4 • We obey all applicable laws, rules and regulations 4 • We do not take part in insider trading 4 • We lobby governments only according to    their rules 6 • We obey all import and export regulations 6 • We do not make loans or guarantees to board    directors or officers of Cameco 7 OUR CONDUCT WITHIN CAMECO 8 • We avoid actual, potential or perceived    conflicts of interest 8 • We declare whether we have any conflicts    of interest 10 • We protect confidential information about the    company, employees, customers, suppliers,    partners and contractors 12 • We respect individuals’ rights to privacy and    are committed to protecting privacy and    safeguardingthe personal information we hold 12 • We report all suspected privacy breaches to the    privacy officer 12 • We protect and respect intellectual property 13 • We maintain our business records according to    the law and our own retention policies 14 • We do not take unfair advantage of    opportunities through our jobs 14 • We take action to identify and prevent fraud 15 • We protect and properly use Cameco’s property 15 • We use our computer systems, email and    Internet appropriately 16 • Safety is our top priority 16 • We obey all human rights laws and treat    everyone with respect and dignity 18 OUR CONDUCT WITHIN THE COMMUNITY 20 • We do our work in a socially responsible manner 20    • We engage people in the communities where    we are located 20 • We support worthwhile community causes 21 • We follow our company guidelines when    supporting or participating in political activities 21 • We protect the environment 22 OUR CONDUCT WITH OUR SHAREHOLDERS AND THE PUBLIC 24 • We continuously disclose important    information to the public openly and honestly 24 • We only share information publicly through    our authorized spokespersons or with    permission from the chief corporate officer 24 • We keep full and accurate financial reports    and administrative records 25 • We report concerns regarding    accounting practices 26 OUR CONDUCT WITH CUSTOMERS, PARTNERS, CONTRACTORS, SUPPLIERS AND COMPETITORS 28 • We act fairly, honestly and respectfully    with everyone 28 • We only give and accept modest gifts and    invitations in the spirit of business courtesy    and relationship management 28 • We follow the competition laws of the    countries where we operate 31 OUR ADMINISTRATION OF THIS CODE 32 • We commit to annually reviewing this Code 32 • We understand there are consequences for    violating this Code or management documents 32 • We report violations of this Code or    management documents 32 • The conduct and ethics committee keeps a log of reports and complaints 34 • Waivers of this Code require approval before    they can proceed 34 OUR MANAGEMENT DOCUMENTS REFERENCED IN THIS CODE 35 CONTACT INFORMATION 36

2 We each must follow this Code of Conduct and Ethics and have a responsibility to report any violations. “We” means employees, officers and board directors of Cameco and its subsidiaries. This Code is important. There are serious consequences if you don’t follow the Code. Our    Responsibilities    We use this Code to guide us in how to properly conduct ourselves and act ethically in connection with our work at Cameco We have this Code to help us understand the kinds of activities that are right and we are encouraged to do, and the kinds of activities that are wrong and not allowed. Don’t assume questionable activities are OK just because they haven’t been mentioned in this Code. Ask yourself the following questions to decide if an activity is right or wrong. • Does it seem right? • Is it fair? • Is it legal? • Does it match up with Our Values? • Would I want other people to know I did it? • Would I feel OK if I read about it in the media? • Would other people at Cameco feel OK if they read about it in the media?    Ask your supervisor or manager for advice if you’re still in doubt about a questionable activity after asking yourself these questions. Our chief corporate officer and our corporate secretary maintain this Code The chief corporate officer and the corporate secretary are responsible for putting the Code into practice throughout the company and keeping it up-to-date. They report to our board of directors’ nominating, corporate governance and risk committee on matters related to board directors. They report to our board’s audit and finance committee on matters related to employees. The audit and finance committee recommends any changes to the Code to Cameco’s board of directors. The board must approve them before they can be made and put into practice.

3 You contribute to the ethical culture of Cameco when you report violations of this Code. You’re protected from any form of retaliation when you report your concerns in good faith. There are a number of ways for you to speak up if you know of, or suspect, any violations, or have questions about this Code. If you feel comfortable doing so, consider speaking to your supervisor or manager. You may confidentially raise concerns or questions to your local or corporate human resources department, the internal audit department, the corporate legal department or any of the officers. We also have an Ethics Hotline that is operated by a trusted external company and is available 24/7. Through the Ethics Hotline, you can report any violations of this Code anonymously, upload documents related to the concern, and log into the system to check for status updates and communication from Cameco’s conduct and ethics committee. You can reach the Ethics Hotline online, in English, French, German or Russian, at www.clearviewconnects.com or by phone toll free in Canada and the US at 1-866-590-4135 in Australia at 1-800-337-354 and by landline in Kazakhstan at 8-800-333-6613

4 Our Conduct under the Law We obey all applicable laws, rules and regulations We follow the applicable laws, rules and regulations in the countries where we work and do business. The fact that unethical business practices may be common in some countries doesn’t justify them. Breaking the law is never OK even if your intent is for the good of the company. Also, not knowing the law is no excuse for breaking it. Familiarize yourself with, and follow, all the laws, rules and regulations that apply to your job. When working or conducting business in another jurisdiction, that there are no ec sanctions or embargo that may prohibit your dealings. Be alert to unethical practices and make sure you act ethically. Check with your supervisor or the corporate legal department if you don’t know the laws, rules and regulations that apply to your job. Also check our Global Anti-Corruption Program for more information.    Bribes and kickbacks are examples of unethical business practices. It’s not ethical to offer money or any type of reward to a government official directly or indirectly in order to obtain or retain an improper advantage. If you take part in these kinds of practices or any other unethical business practices, you not only violate our Code of Conduct and Ethics but you also damage our reputation and put yourself, our company and our officers at risk of fines, charges and possibly jail. We do not take part in insider trading Insider trading happens when someone uses confidential information to make a decision about buying or selling shares or other financial securities. You’re guilty of insider trading if you use confidential information about Cameco or any other company to help you or someone else decide when to buy or sell Cameco’s or the other company’s shares or financial securities. This is against our rules and, in most cases, is against the law. Check our Securities Trading and Reporting Standard for more information. Check with the corporate secretary or chief financial officer if you’re unsure about the rules before you trade any of Cameco’s shares or financial securities.

5 Also, special rules apply to employees and board directors considered to be “reporting insiders” under securities laws. If you’re a reporting insider, you must get the corporate secretary’s approval before buying or selling Cameco’s shares or exercising stock options. The corporate secretary informs you if you’re a reporting insider.    Senior Vice-President, Chief Legal Officer and Corporate Secretary, Sean Quinn    Question: I just found out about something that happened in the company that makes me want to trade some of my Cameco shares. Can I go ahead and trade my shares? Answer: You can’t buy or sell the shares unless the general public also has access to the same information that you just learned. The corporate secretary announces black-out periods so we know when we can’t buy or sell Cameco shares. However, even if there is no black-out, you can’t use Cameco’s non-public information when deciding to buy or sell shares in Cameco or any other publicly-traded company that could be significantly impacted if such information was made public. If in doubt, check with the corporate secretary before you buy or sell shares.

6    We lobby governments only according to their rules Cameco advocates with governments to potentially influence the outcome of government legislation, policies and decisions that affect our business and industry. Governments set rules on lobbying and we need to make sure we know and follow them before contacting any government officials for the purposes of lobbying. You need permission from the corporate legal department and you need to clearly understand the rules before lobbying any government official. The corporate legal department maintains a list of everyone in the company who is permitted to lobby and provides them with the rules to follow.    We obey all import and export regulations We only import and export uranium products and nuclear technologies according to applicable government regulations. We recognize uranium products and nuclear technologies have the potential to be misused and so we make sure we export only to people, organizations and countries who will use them for peaceful purposes. We are required to disclose to the government how the uranium products and nuclear technology will be used before we’re allowed to export them. If you’re involved in importing or exporting, make sure you follow all regulatory requirements and have all the necessary licences and permits in

7    place. Check our Nuclear Technology Export and Import Controls Compliance Program and our Import and Export of Uranium, Nuclear or Nuclear-related Goods and Controlled Technology Procuredure for more information regarding importing or exporting nuclear technology and uranium products. If you plan to share any nuclear technology with someone outside of Cameco and are unsure of the rules, make sure you first discuss this with a member of the technical committee defined in the Nuclear Technology Export and Import Controls Compliance Program. Check with your supervisor or the corporate legal department if you need guidance on any aspect of import and export regulations.    We do not make loans or guarantees to board directors or officers of Cameco As a company, we do not loan money, extend credit or guarantee personal financial obligations of board directors or officers of the company and their families. Question: I contact a government regulator frequently to provide required reports and to ask questions about regulations. Is this lobbying? Answer: No. Supplying requested information and asking questions is not lobbying. You would be lobbying, however, if you made a suggestion about how to amend a regulation. Always get permission from the corporate legal department before lobbying and make sure you understand the rules.

8 Our Conduct within Cameco    We avoid actual, potential or perceived conflicts of interest A conflict of interest happens when our relationships, actions or interests outside of work interfere, might interfere, or even appear to interfere with our duties or Cameco’s business interests. Avoid conflicts of interest or the appearance of conflict. Don’t: • Take part in outside business transactions, or have a financial or personal interest that may interfere with your duties to Cameco. • Give or accept gifts or invitations from suppliers that could be perceived to be extravagant. • Hold shares in companies that are involved in the nuclear power fuel cycle if it is likely that you would be part of an acquisition project team or if you could have influence over key acquisition decisions. • Take part in outside work or business or be a member of a group or sit on a company’s board that is in competition with (or has opposing interests to) Cameco or interferes with your performance at Cameco. • Have a family member report to you, either directly or indirectly, through your reporting line.    • Take part in, or influence, any financial, administrative or human resources processes concerning your family members. • Give preferential treatment to relatives or friends or to organizations in which your relatives or friends have a financial or other interest. For employees in Canada, check our Conflicts of Interest Between Employed Family Members Procedure for more information about the rules involving family members at work.

9    Question: What are some examples of the kinds of business transactions or financial or personal interests that may put me in an actual or perceived conflict of interest situation? Answer: Generally, you have a conflict of interest when you put yourself in a situation where you may not be acting in Cameco’s best interests. For example, you may have a conflict if: • You award a contract to a private company in which you are a shareholder.    • You or your family have a significant interest in a business that deals with Cameco. • You influenced a decision that Cameco made and you personally benefited from it. For example, using your influence on a decision that improves the value of property you own or have an interest in, such as shares in junior uranium companies. • You realized financial gains or savings from the purchase or sale of stocks, bonds, shares or other assets in any industry using information which isn’t generally available to the public.    Question: Outside my Cameco work time, I work for another company. Is this a conflict of interest? Answer: It is a conflict of interest if: • The other company is a competitor or supplier to Cameco. • The other company has opposing interests to Cameco. • The other job interferes with your duties at Cameco. Senior Vice-President and Chief Corporate Officer, Alice Wong

10 We declare whether we have any conflicts of interest We each complete a declaration form when we start our jobs or board appointments at Cameco. On the form you declare whether you have any actual, potential or perceived conflicts of interest. The conduct and ethics committee reviews the completed forms. You also need to complete a new form if you are newly promoted into job band 10 or above, or move into supply chain management, human resources, internal audit, finance/treasury/ tax, business technology services, marketing, corporate development, legal or the executive offices. Anyone in these jobs also completes and submits a new form annually. The form will be provided to you automatically. If you’re an employee in Canada and have a conflict of interest concerning a family member you also need to complete another form where you state your plan for dealing with the conflict. This is explained in the declaration form. Check our Conflicts of Interest Between Employed Family Members Procedure for more information. All members of the pension investment committee, board directors or employees operating or administering our pension plans must disclose any kind of personal, financial or other interests that would conflict with their duties concerning the plan. Actual, potential or perceived conflicts must be declared as they would for any other type of conflict described in this Code. Any of us having an actual, potential or perceived conflict must not take part in discussions and decision-making related to the conflict unless allowed by the applicable decision-makers. You have violated this Code and are subject to discipline or even dismissal if you don’t disclose any conflicting interests you may have. Question: What happens if my conflict of interest is not acceptable to Cameco? Answer: Depending on the conflict, you may have to take one or more of the following actions: • Give back any benefit you received. • Give up the outside interest. • Put applicable assets in a frozen or blind trust. • Accept a transfer to a job where the conflict wouldn’t exist. • Exclude yourself from any human resources, administrative or financial processes concerning family members at Cameco. • Resign from your job or board appointment.

11 Question: What happens after I declare that I have (or might have) a conflict of interest? Answer: A committee reviews your conflict and decides whether it’s acceptable. If you’re a board director • The board’s nominating, corporate governance and risk committee reviews your conflict and recommends to the board whether it’s acceptable. The board makes the final decision. You don’t take part in the discussions or decision about your own conflict. If you’re an officer, senior vice-president or vice-president • The board’s audit and finance committee reviews and recommends to the board whether your conflict is acceptable. The board makes the final decision. If you’re in any other type of job • Management’s conduct and ethics committee reviews your conflict and decides what must be done to deal with the conflict. Once a decision is made about your declared conflict, you are notified in writing. Also, if you are an officer or board director, any transactions between you and Cameco (other than routine transactions arising in the ordinary course of business and consistent with past practice) must be approved by the board of directors on the recommendation of the audit and finance committee or the nominating, corporate governance and risk committee.

12 We protect confidential information about the company, employees, customers, suppliers, partners and contractors As part of our work, we may learn confidential information about our company and people. Confidential information refers to business information that is not available to the general public, that may cause harm to the company or our relationships if disclosed. Examples include intellectual property, financial information, marketing plans, corporate strategies, research and development and personal information. We always maintain the confidentiality of this information except when we have permission to disclose it or are required to disclose it by law. Be aware that you may have obligations regarding third-party information where there may be a non-disclosure or confidentiality agreement restricting what we can do with the information. If you are unsure, check with your supervisor or manager or the corporate legal department about what information can be disclosed inside and outside of Cameco. Never: • Share any confidential information that you know about, due to working at Cameco, with anyone from outside of the company, unless you have authorization in advance. • Discuss confidential information in public places like elevators, restaurants, or on public transportation. • Access, use or copy confidential information unless it is required to do your job. • Allow an unauthorized person, including a co-worker or contractor, access to confidential information, whether intentionally or by leaving information in plain sight or unprotected. • Remove confidential information from the workplace unless authorized. • Share information from an employee’s personnel file. Employee files are available only to appropriate employees on a “need-to-know” basis and in compliance with applicable laws. • Use any confidential information you receive due to working at Cameco for your own personal benefit or the benefit of your friends or family members. We respect individuals’ rights to privacy and are committed to protecting privacy and safeguarding the information we hold Personal information is information about an identifiable individual which may cause harm if lost or inappropriately accessed or disclosed. Examples of personal information include identification documents like a driver’s license, health care card, or social insurance number, and other financial, employment, education and contact information. Information on how Cameco collects and uses personal information, and individuals’ rights with respect to the personal information we hold is in the Privacy and Protection of Personal Information Program. You will be asked on your declaration form to agree to an oath of confidentiality. We report all suspected privacy breaches to the privacy officer If you know or suspect that your, or another individual’s, personal information has been accessed or disclosed without authorization, please contact Cameco’s privacy officer as soon as possible.

13 We protect and respect intellectual property Cameco’s intellectual property is a valuable asset and must be protected to accelerate innovation and grow our business. Intellectual property can include patents, trademarks, copyright, industrial designs, trade secrets and others such as “know-how”, technical skills and knowledge. Cameco owns all intellectual property that may be developed in the course of your employment. For example, any idea, inventions, discoveries, improvements, processes, designs, software or any other materials you develop in connection with your work for Cameco belongs to Cameco. Cameco may also own intellectual property that is developed in collaboration with external parties. Cameco may also utilize third party intellectual property under licensing agreements. Question: How can I protect intellectual property in my possession or control, whether it belongs to Cameco or a third party? Answer: • Protect Cameco’s strategic and business innovations by informing management of their development and working with Cameco in obtaining intellectual property protection where applicable. • Only disclose Cameco’s intellectual property and proprietary information to a third party with prior approval and subject to the terms of any agreements with the third party. • Only use third party intellectual property after having secured the rights to its use. • Do not use Cameco’s intellectual property for your own personal benefit or the benefit of your friends or family members. • Sign required documentation relating to the assignment of intellectual property created as part of your employment with Cameco.

14 We maintain our business records according to the law and our own retention policies We never alter, distort or conceal any records, or destroy any records except in accordance with the law and our retention policies. We retain all relevant documents if there is a legal proceeding, government investigation or other type of special investigation. Contact the corporate records management group or corporate legal department if you’re unsure about what documents to retain. We do not take unfair advantage of opportunities through our jobs We owe a duty to Cameco to put its interests ahead of our own when opportunities arise that we have discovered or created through our jobs at Cameco. You may not use company property, information, or any influence you have because of your job for your own personal gain or to compete with the company.

15 We take action to identify and prevent fraud Fraud happens when someone acts dishonestly to make money illegally or to get an unfair advantage. Examples include stealing, forgery, identity theft, misuse of assets, taking kickbacks and making false reports. We don’t tolerate any type or degree of fraud at Cameco. We are each responsible for identifying and reporting suspected fraud to help prevent it from occurring. Report any suspected fraud to your supervisor or manager. If this creates a conflict for you, contact the internal audit department or you can report your suspicion anonymously through the Ethics Hotline. You’re protected from any form of punishment or retaliation when you report a suspected case of fraud in good faith. Check our Anti-Fraud Program for more information. We protect and properly use Cameco’s property We protect our company’s property and use it efficiently because theft, carelessness and waste affect our profitability. Get permission from your supervisor or manager before using company property for anything other than official company business.

16 We use our computer systems, email and Internet appropriately Our computer systems, email and Internet are for business use. Some personal use is OK as long as it’s outside of business hours and does not interfere with company business. The information you view and share – whether for business or personal use – must be appropriate, respectful and according to our rules. Check our Information Security Program and our Corporate Disclosure Program for more information. Safety is our top priority We are all accountable for safety. No job is so important that we can’t take the time to do it safely. One lost-time injury is too many. Look after yourself and your co-workers by always putting safety first. We understand and follow all safety requirements, such as standards and procedures, and respectfully point out behaviour that could put someone at risk. We look after our psychological safety as well as our physical safety. Mental and psychological challenges cause stress and don’t go away on their own. No one at Cameco should be ashamed of or suffer in silence due to mental health issues. We do our best to look out for others and support their mental wellness. Check our Safety, Health, Environment and Quality Policy for the principles we follow on workplace safety and health. We expect others we work with, including consultants, agents, contractors and suppliers to respect and adhere to our health and safety requirements. Report any actual or potential safety or health risks you discover at work to your supervisor, manager, human resources, or senior management. You can also report your concerns through the Ethics Hotline if you’re uncomfortable speaking to someone in the company directly or if you wish to report your concerns anonymously. Question: What should I do if I think someone might be acting fraudulently but I can’t prove it? Answer: You should report the situation even if you can’t prove it. An investigation by the internal audit department will then determine if it is a case of fraud. You are protected from any form of punishment when you report your concern in good faith. Report the situation to your supervisor or manager, your local or corporate human resources department, the internal audit department or anonymously through the Ethics Hotline.

17 Question: I think one of the practices at my workplace is unsafe but my supervisor and manager disagree. I really think this is an accident waiting to happen but I’ve already reported it so should I just forget about it? Answer: No, you shouldn’t forget about it because someone could get hurt and we are all accountable for safety. You can report it to any of the following groups: • your local workplace occupational, health and safety committee; • divisional or corporate Safety, Health, Environment and Quality (SHEQ) group; • corporate SHEQ audit group; • local or corporate human resources department; or • the corporate legal department. If this makes you uncomfortable then you can report your concerns anonymously through the Ethics Hotline. There will be no retaliation for reporting your good faith concerns, regardless of the outcome. Senior Vice-President and Chief Operating Officer, Brian Reilly

18 We obey all human rights laws and treat everyone with respect and dignity Our People Policy describes our commitment to people as Cameco’s most valuable resource. We are committed to a work environment where everyone feels safe and respected and is free from all forms of harrassment, violence or discrimination, where an individual might feel demeaned, humiliated or threatened. Cameco is committed to creating and maintaining a welcoming, equitable and inclusive work environment, where the dignity and self-respect of every person is valued. We each have the right to work in a place that encourages equity, diversity and inclusion. Everyone, regardless of race, ethnicity, religion, age, sex, sexual orientation, gender identity or expression, marital or family status, disability, physical size or weight or position in the company should feel: • Safe to bring their entire selves to work and to be who they are without fear of judgment, bullying, harassment, violence or discrimination. • Included so that individual backgrounds, perspectives, and experiences are celebrated, not tolerated. • Respected and valued for their individual dignity, creativity and contributions. Employees who feel safe, included, and respected in the workplace are more likely to trust that their ideas have value, and are more likely to share them. Inclusive teams find the best solutions and contribute to an innovative business culture. We don’t allow any sort of harassment at Cameco. Harassment is a comment or conduct that is known (or should be known) to be unwelcome or offensive to a reasonable person. Check our Respectful Workplace Program for more information and what to do if you’re being harassed. We adhere to all employment and labour laws in the countries where we operate and we support and respect international human rights conventions, such as the United Nations Universal Declaration on Human Rights. Question: My supervisor keeps asking me out on a date. I’m not interested and have told him no several times. I’m worried my supervisor will get angry and that my job will be at stake if I file a complaint. What should I do? Answer: You should go ahead and take your complaint forward, in accordance with our Respectful Workplace Program, to your supervisor’s manager, your local or corporate human resources department, union representative (if applicable) or other person of authority in the company. Retaliation against an individual employee who files a complaint will not be tolerated. Tell your local or corporate human resources department if your supervisor gets angry with you.

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20 Our Conduct within the Community We do our work in a socially responsible manner We are leaders in corporate social responsibility. This is due to our commitment to a safe, healthy and rewarding workplace, a clean environment, supportive communities and outstanding financial performance. We measure our success by our performance in these four areas. Our decisions and actions are guided by our four values: safety and environment, people, integrity and excellence. By pursuing these values, we attract and retain top talent, earn the trust of our stakeholders, manage risks effectively and ensure the long-term competitiveness and sustainability of our operations, all for the purpose of adding shareholder value. Check Our Values for further information on how we live our values. Keep our four measures of success and values in mind as you perform your duties. Make sure you do what is right to help us achieve true success. We engage people in the communities where we are located We invite community members to take part in various activities that allow us to share non-confidential information regarding our projects in an open and understandable way, and to hear their concerns and ideas about our business activities. Remember to listen respectfully to concerns and questions from community members whether it’s part of your job or whether it’s family, neighbours or friends who share their concerns with you. Answer their questions honestly. If you don’t know an answer then find out what it is and follow up with them.

We support worthwhile community causes We strive to support many worthwhile community causes by donating our human and financial resources. We each have the opportunity to make a difference in our communities by volunteering for one of the many causes that Cameco supports. Consider volunteering to help out your local community or the larger world community. We follow our company guidelines when supporting or participating in political activities It’s OK for you to make personal donations or participate in the political process as an individual. You can’t use company property to campaign for a political party or candidate, including yourself, without the consent of your supervisor or manager. If engaging in political activities, such as door-knocking for a candidate, don’t wear Cameco-branded clothing that could mislead others to believe you are acting on behalf of Cameco. Any contributions from the company to political parties or candidates may be made only according to our guidelines. Check our Political Donations Standard for the guidelines we follow. 21

22 We protect the environment We protect the environment by: • Preventing pollution. • Fulfilling regulatory and other environmental requirements that apply to us. • Keeping environmental risks at levels as low as reasonably achievable, taking into account economic and societal factors. • Ensuring quality of environmental processes. • Continually improving our environmental performance. Check our Safety, Health, Environment and Quality Policy for more information.

23 Report your concerns If you have any concerns about how we might be affecting the environment, report them to your supervisor or manager, your local environment department, your divisional or corporate SHEQ group, the corporate SHEQ audit group, the corporate legal department or the officers. You can also report your concerns anonymously through the Ethics Hotline. You are protected from any form of retaliation when you report your concern in good faith.

24 Our Conduct with our Shareholders and the Public We continuously disclose important information to the public openly and honestly As a publicly traded company, Cameco adheres to the laws and regulations of securities regulators in Canada and the United States, and the stock exchanges we’re listed on. These rules and regulations dictate why, what, how and when Cameco can and must disclose information about our business activities, our operational performance and plans, and our securities. The Corporate Disclosure Policy and related Corporate Disclosure Program set out the principles and processes we follow to help ensure we comply with all securities laws and regulations. The principles of our policy mean we disclose information both in good times and in bad times. Our disclosures are timely, complete, accurate and balanced. They avoid any misrepresentation of our operations or finances, which is critical to our relationship with our investors. We keep information confidential until we, as a company, disclose it publicly. Inappropriate disclosure could result in personal or corporate liability, and in some cases, the loss of employment. If you are involved in preparing disclosures, you must follow our disclosure and financial reporting controls and procedures, and securities laws and regulations. Executive Vice-President and Chief Financial Officer, Grant Isaac

25 We only share information publicly through our authorized spokespersons or with permission from the chief corporate officer Don’t release any public disclosure documents until they’ve been reviewed by the disclosure committee. If you plan to give a presentation, speech, interview or written statement publicly or electronically on behalf of Cameco, you must first have them reviewed following the procedures in the Corporate Disclosure Program. Only designated spokespersons have authority to communicate publicly on behalf of Cameco about our business activities, our operational and financial performance, our plans and our securities. If you are not a designated spokesperson, you are prohibited from participating in discussions on social media regarding any of these matters. Always remember to be respectful when using social media. Check our social media guidelines for more information. Refer all inquiries from shareholders, analysts and the media to one of our authorized spokespeople. Check with the vice-president, investor relations to find out who your spokesperson is or for more information about our Corporate Disclosure Policy and related program and procedures. We keep full and accurate financial reports and administrative records We keep proper records to meet our legal and financial obligations and to manage our business. If you have any responsibility for creating or keeping records, ensure they’re accurate and complete, and that you follow the corporate procedures relevant to your job. Never falsely record information about Cameco’s assets, or hide information about assets, liabilities, revenues or expenses. If you prepare a financial report for shareholders and the public, it must fairly present the information and follow international financial reporting standards, applicable laws and regulations. Inaccurate financial reports can bring stiff penalties under securities laws. Our executive officers, including the chief executive officer and chief financial officer, have to pay the company back for compensation they’ve received if we’ve had to restate our financial statements because of misconduct that resulted in not complying with a financial reporting requirement. For more information on financial and risk accountability, check our Delegation of Financial Authority Policy and Risk Policy. Cameco is a publicly listed company. We owe it to our shareholders to always act in the best interests of Cameco.

26 We report concerns regarding accounting practices We follow all applicable securities laws and regulations, accounting standards and accounting controls and audit practices. Report any concerns you have about our accounting or auditing practices. You’re protected from any form of punishment when you report your concern in good faith. The audit and finance committee will oversee the treatment of employee concerns in this area. Anyone from outside the company can also report a concern. If you receive a concern from someone from outside the company, report it promptly in writing to any of the officers. Senior Vice-President and Deputy Chief Financial Officer, Heidi Shockey

27 How to Report a Concern about an Accounting Practice Report your concern directly to any of the officers OR Report your concern in confidence to the audit and finance committee chair. To do this, send a sealed letter by mail (or other delivery) addressed to: Cameco Corporation 2121 11th Street West Saskatoon, SK S7M 1J3 Canada “Private and Strictly Confidential, Attention: Chair of the Audit and Finance Committee” OR Report your concern anonymously through the Ethics Hotline online at www.clearviewconnects.com, or by phone toll free in Canada/US at 1-866-590-4135, Australia at 1-800-337-354, and by landline in Kazakhstan at 8-800-333-6613. Question: What happens after I report a concern through the Ethics Hotline? Answer: A note is sent to you to let you know your concern was received and will be reviewed by the conduct and ethics committee. Other individuals may also be assigned by this committee to assist. Anonymity will be maintained. Information will only be shared with those who need to know to complete the investigation. Following an established procedure, the committee decides what action is needed to correct any problems discovered through the review.

28 Our Conduct with Customers, Partners, Contractors, Suppliers and Competitors We act fairly, honestly and respectfully with everyone Cameco’s success depends on our relationships with customers, partners, contractors, suppliers and competitors. These relationships can be damaged if we don’t deal with people fairly, honestly and respectfully. Never take advantage of anyone through any kind of unfair practice. Examples of unfair practices include: manipulating or hiding information or twisting the facts. Check our Procurement of Goods and Services Policy for more information on how our procurement of goods and services is managed. Our Supplier Code of Conduct and Ethics sets out our standards for those who provide goods or services to Cameco, including their representatives and employees. We only give and accept modest gifts and invitations in the spirit of business courtesy and relationship management You may only give to, or accept gifts and invitations from, companies or people who deal with Cameco if the gifts are consistent with customary business practices and: • Do not influence or appear to influence how you carry out your duties. • Are not cash. • Are not too expensive. • Do not violate any applicable laws. • Do not create a conflict of interest. • Do not violate this Code or our Global Anti-Corruption Program which provides the rules and reporting requirements for gifts involving public officials. Check with the corporate secretary or chief corporate officer if you’re unsure about whether you should give or receive a gift.

29 Question: A supplier I deal with invited me and my husband to a concert. Can I accept the invitation? Answer: You can accept the invitation if you are not frequently invited to events with this supplier, if the invitation would not be perceived to be extravagant, and the supplier attends with you. If you have any doubt about whether you should accept the invitation, speak to a member of the conduct and ethics committee (refer to page 32). Question: A contractor in another country that we are thinking of using has invited me to tour his facility at his company’s expense. Is this OK? Answer: This could be OK if it’s important to see how the company operates in order to make a decision about using the contractor, if the travel costs are reasonable, and if your supervisor gives you permission to go on the trip. Speak to a member of the conduct and ethics committee if you receive an invitation like this. Examples of acceptable gifts and invitations You can accept: • Gifts of pens, hats, shirts, mugs and similar items with a company’s logo. • Customary gifts of chocolate, cookies or similar items during a holiday season. • An expensive gift only when it would be very inappropriate to refuse. In this case, consult with a member of the conduct and ethics committee for guidance. • Reasonable invitations to business-related meetings or conferences. • Invitations to social, cultural or sporting events if the cost is reasonable, your host will be present and your attendance serves a customary business purpose.

30 Question: I’m hosting a social gathering on behalf of Cameco for some foreign business people we are doing business with. How much can I spend and are there limits to the entertainment we can provide? Answer: The amount you spend shouldn’t be excessive or extravagant considering the circumstances. Your rank and seniority within Cameco and that of the people being entertained will impact the type and nature of the entertainment you provide. Check our Global Anti-Corruption Program or contact the corporate legal department for details about any steps required before arranging social gatherings and entertainment for foreign business people.

31 We follow the competition laws of the countries where we operate We never enter into arrangements that unlawfully restrict our ability to compete with other businesses or restrict other businesses from competing freely with us. Avoid contact with competitors’ employees when it appears you may be collaborating with them on the prices we charge for products or on any other aspects of our relationships with suppliers or customers that would restrict competition. This is against our rules and could lead to illegal price-fixing agreements. Check our Competition Law Compliance Program for more information.

32 Our Administration of this Code We commit to annually reviewing this Code Each of us reads the Code and signs a declaration form when we begin our jobs or board appointments at Cameco. Any updates are communicated in the most recent version of the Code, made available throughout the organization upon approval by the board. If you’re in job band 10 or above, or you work in supply chain management, human resources, internal audit, finance/ treasury/tax, business technology services, marketing, corporate development, legal, or the executive offices, you must also sign a new declaration form annually. At any time during the year, if you move into any of these positions, you will complete a new declaration form. Report any actual, potential or perceived conflict you have on this form and sign it to show that you read the Code, understand it and agree to follow it. If you work in Canada, also complete the personal information pledge and conflicts of interest between employed family members portions of the form. Promptly complete and submit a new declaration form to internal audit at any time an actual, potential or perceived conflict of interest arises that you haven’t already declared. We understand there are consequences for violating this Code or management documents You could be reprimanded, demoted, suspended or even dismissed if you don’t follow the Code and the policies, programs and procedures that support the Code. The consequences depend on how severely the Code is violated. Not following a management document referred to in this Code will be treated as a violation of this Code. The senior vice-president and chief corporate officer; vice-president, human resources; director, legal services, governance; and director, internal audit and corporate ethics make up Cameco’s conduct and ethics committee. They have the authority to investigate and decide if the Code has been violated. They perform this responsibility under the direction of our board’s audit and finance committee. When a violation concerns a director, the investigation is conducted under the guidance of our board’s nominating, corporate governance and risk committee. We report violations of this Code or management documents If you have any concerns about the Code or management documents not being followed see page 3 for ways to speak up.

33 Promptly complete and submit a new declaration form to internal audit at any time a new actual, potential or perceived conflict of interest arises.

Refusing to cooperate in an investigation is a violation of this Code. You are protected from any form of retaliation or punishment when you report a concern in good faith and with the right intentions. Your supervisor, manager or anyone else would face serious consequences if they tried to punish you in any way for reporting a concern. If you believe you are being punished in some way for reporting a concern, tell your supervisor or manager, someone in the local or corporate human resources department, the internal audit department, the corporate legal department, the officers or the Ethics Hotline, whichever would be appropriate or most comfortable for you. The conduct and ethics committee keeps a log of reports and complaints The conduct and ethics committee keeps a log of all accounting matter concerns or Ethics Hotline reports received. Information recorded includes the nature of the concern, the date it was received and acknowledged, progress on the investigation, and the outcome. The log and copies of the concerns received are kept for at least seven years. Waivers of this Code require approval before they can proceed Waivers for officers or board directors can only be made by the board of directors on the recommendation of either the audit and finance committee or the nominating, corporate governance and risk committee, whichever is applicable. Waivers will be promptly disclosed as required by applicable securities rules and regulations. Waivers for other employees can only be made by the conduct and ethics committee. 34

35 Our Management Documents Referenced in this Code Anti-Fraud Program ....15 Competition Law Compliance Program .. 31 Conflicts of Interest Between Employed Family Members Procedure (Canada) ... 8, 10 Corporate Disclosure Policy and Program ..... 16, 24, 25 Delegation of Financial Authority Policy .. 25 Global Anti-Corruption Program .. 4, 28, 30 Import and Export of Uranium, Nuclear or Nuclear-related Goods and Controlled Technology Procedure .. 7 Information Security Program ..16 Nuclear Technology Export and Import Controls Compliance Program. 7 Our People Policy.18 Our Values. 2, 20 Political Donations Standard.. 22 Privacy and Protection of Personal Information Program (Canada). 12 Procurement of Goods and Services Policy .. 28 Respectful Workplace Program .. 18 Risk Policy .. 25 Safety, Health, Environment and Quality Policy ... 16, 22 Securities Trading and Reporting Standard ... 4 Supplier Code of Conduct and Ethics ... 28

36 Contact Information If you are seeking advice or you know of, or suspect, any violations of this Code, consider speaking to your supervisor or manager. If you are not comfortable doing this or you are not satisfied with the response you receive, then there are several other ways to report your concerns. Ways to seek advice or report concerns Your supervisor or manager Check your local directory Your local human resources department Check your local directory Corporate human resources department ..Phone: 306-956-6370 Corporate internal audit department ..Phone: 306-956-6659 SHEQ audit group .Phone: 306-956-6571 Investor relations group ..Phone: 306-956-6294 Corporate secretary, Sean Quinn..Phone: 306-956-6220 Executive Officers: Tim Gitzel ..Phone: 306-956-6244 Brian Reilly ...Phone: 306-385-3707 Grant Isaac ..Phone: 306-956-8127 Sean Quinn..Phone: 306-956-6220 Heidi Shockey .Phone: 306-956-6528 Alice Wong ..Phone: 306-956-6337 Audit and Finance Committee Write to: Cameco Corporation 2121 11th Street West Saskatoon, SK S7M 1J3 Canada “Private and Strictly Confidential – Attention: Chair of the Audit and Finance Committee” Corporate Secretary Email: corporate_secretary@cameco.com Privacy Officer Email: privacy_officer@cameco.com Ethics Hotline Online: www.clearviewconnects.com Phone: 1-866-590-4135 (Canada and US) 1-800-337-354 (Australia) 8-800-333-6613 (Kazakhstan) The phone numbers indicated above are in Canada. If you are calling from outside of Canada or the US, you will need to include the applicable international country Code number for Canada. The country Code number to use depends on where you are calling from. Check your phone book or contact a phone operator to obtain this number.

37 Last updated July, 2023